UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CORBUS PHARMACEUTICALS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

21833P103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21833P103

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Sumner Burstein
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 3,825,546*
(6) Shared Voting Power: 0*
(7) Sole Dispositive Power: 3,825,546*
(8) Shared Dispositive Power: 0*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,825,546*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 14.8%*
(12)	Type of Reporting Person (See Instructions): IN

*	Based on the information set forth in the Quarterly Report on Form 10-Q of Corbus Pharmaceuticals Holdings, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 13, 2014, there were 25,801,948 shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 12, 2014. As of December 31, 2014 (the “Event Date”), Sumner Burstein (the “Reporting Person”) may be deemed to beneficially own an aggregate of 3,825,546 shares of Common Stock of the Issuer. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 14.8% of the shares of Common Stock issued and outstanding.

Item 1(a).	Name Of Issuer: Corbus Pharmaceuticals Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 River Ridge Drive

Norwood, Massachusetts 02062

Item 2(a).	Name of Person Filing:

Sumner Burstein

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Corbus Pharmaceuticals Holdings, Inc.

100 River Ridge Drive

Norwood, Massachusetts 02062

Item 2(c).	Citizenship:

Sumner Burstein is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP No.: 21833P103

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned		3,825,546	*

(b)	Percent of Class:		14.8	%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	3,825,546	*

	(ii)	shared power to vote or to direct the vote	0	*

	(iii)	sole power to dispose or to direct the disposition of	3,825,546	*

	(iv)	shared power to dispose or to direct the disposition of	0	*

*	Based on the information set forth in the Quarterly Report on Form 10-Q of Corbus Pharmaceuticals Holdings, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 13, 2014,

there were 25,801,948 shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 12, 2014. As of December 31, 2014 (the “Event Date”), Sumner Burstein (the “Reporting Person”) may be deemed to beneficially own an aggregate of 3,825,546 shares of Common Stock of the Issuer.. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 14.8% of the shares of Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2015

/s/ Sumner Burstein
Sumner Burstein

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

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